UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on natural gas prices for distributors

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Rio de Janeiro, April 17, 2023 - Petróleo Brasileiro S.A. - Petrobras, announces that as of 05/01/23, according to the contracts agreed upon by the Company with the distributors, the updated natural gas sales prices will have an average reduction of 8.1% in R$/m³, in relation to the February-March-April quarter, considering the variation in the price of the molecule and its transportation through pipelines.

The contracts with the distributors foresee quarterly updates of the portion of the price related to the gas molecule and link this variation to the oscillations of the Brent oil and the exchange rate. During the quarter in reference, the petroleum had a drop of about 8.7% and the exchange rate appreciated about 1.1%. The portion of the price related to gas transportation is updated annually in May, linked to the variation of the IGP-M, and will be updated by approximately 0.2% as of May 2023.

With this update, the price of natural gas sold by Petrobras to the distributors will accumulate a reduction of approximately 19% in the year.

Petrobras points out that the final price of natural gas to the consumer is determined not only by the Company's sales price, but also by each distributor's supply portfolio, as well as by their margins (and, in the case of NGV - Natural Gas Vehicles - the resale stations) and by federal and state taxes.

In addition, consumer tariffs are approved by state regulatory agencies, according to specific legislation and regulations. The Company points out that the update announced for 05/01/23 does not refer to the price of LPG (cooking gas), bottled or sold in bulk.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer